EXHIBIT 12.1

THE BRICKMAN GROUP, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years ended December 31,
	2003	2004	2005
Earnings before Income Taxes and Fixed Charges:
Income before income taxes	$1,971	$15,241	$24,609
Fixed charges	22,634	22,639	22,917

Earnings before income taxes and fixed charges	24,605	37,880	47,526

Fixed Charges:
Interest on indebtedness, net	20,022	19,820	19,943
Amortization of deferred financing costs	1,309	1,350	1,344
Estimated interest factor for rentals	1,303	1,469	1,630

Total fixed charges	$22,634	$22,639	$22,917

Ratio of Earnings to Fixed Charges	1.1x	1.7x	2.1x